Roma Green Finance Limited

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

+ 852 2529 6878

Email: – Claireluk@romagroup.com

December 18, 2023

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-272555)

Dear Ms. Beukenkamp:

Reference is made to our letter, filed as correspondence via EDGAR on December 15, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, December 18, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

ROMA GREEN FINANCE LIMITED

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer

c:	Henry F. Schlueter, Esq.
David Stefanski, Esq.